Chunghwa Telecom

July 10, 2014

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of Jun 2014

1)               Sales volume (NT$ Thousand)

Period	Items	2014	2013	Changes	%

Jun	Net sales	18,763,496	18,750,530	(+)12,966	(+)0.07%

Jan-Jun	Net sales	110,833,464	112,454,950	(-)1,621,486	(-)1.44%

b                  Trading purpose : None